SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement of the Company dated February 22, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: February 23, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
The board of directors of China Unicom (Hong Kong) Limited (the “Company”) would like to make an announcement in relation to various recent media reports, in which the Company was reported to have participated in the proposed privatisation (the “Proposed Privatisation”) of Nigerian Telecommunications Plc (“NITEL”). This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The board of directors the Company would like to make an announcement in relation to various recent media reports, in which the Company was reported to have participated in the Proposed Privatisation.
China Unicom (Europe) Operations Limited (“Unicom Europe”), a wholly-owned subsidiary of the Company incorporated in the United Kingdom whose main business is telecommunications operations in the United Kingdom, has been in contact with certain potential bidders who propose to participate in the Proposed Privatisation. Unicom Europe has indicated its interest in the provision of technical and managerial support services in relation to the Proposed Privatisation. Unicom Europe has also indicated that, subject to certain conditions being fulfilled, it would be interested in exploring the possibility of equity investment in NITEL. As at the date of this announcement, Unicom Europe has not commenced any negotiations with the relevant parties with respect to any substantive and legally binding agreements. The Company has not participated in any direct discussions or negotiations with any relevant parties involved in the Proposed Privatisation. China United Network Communications Group Company Limited, the Company’s controlling shareholder, has also informed the Company that it has not participated in any direct discussions or negotiations with any relevant parties involved in the Proposed Privatisation either. The Company will continue to observe the development of the Proposed Privatisation, and will make announcements as and when appropriate.

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The Company is very concerned about the various recent media reports in which the Company was reported to have participated in the Proposed Privatisation, and advises investors not to rely on any information concerning the Company or any of its subsidiaries in relation to the Proposed Privatisation other than information provided in the Company’s announcements. The Company has not authorised and the Company is not aware of anyone having authorised any person to release any information regarding the Company’s or any of its subsidiaries’ participation in the Proposed Privatisation. The Company has not authorised any person to comment on, and it will not comment on, any media reports or market rumours relating to the Proposed Privatisation.
Shareholders and holders of the American Depositary Shares of the Company and potential investors are advised to exercise caution when dealing in the shares, American Depositary Shares and other securities of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 22 February 2010
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

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